UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally furnished by Marex Group Limited with the Securities and Exchange Commission on July 1, 2026 (the “Original 6-K”) is being filed solely for the purpose of furnishing Exhibit 99.6. Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Amended and Restated Bye-Laws of Marex Group Limited, adopted on July 1, 2026.

99.2	Marex Group Limited Global Omnibus Plan.

99.3	Marex Group Limited Employee Share Purchase Plan.

99.4	Marex Group Limited Long Term Incentive Plan.

99.5	Press Release dated July 1, 2026.

99.6*	Memorandum of Association of Marex Group Limited, as amended.

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group Limited
By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: July 8, 2026